Filed Pursuant to Rule 424(b)(3)
                                             under the Securities Act of 1933 in
                                             connection with Registration
                                             Statement No. 333-55098

                    Supplement to Global Express Capital Real
                 Estate Investment Fund I, LLC Prospectus Dated
       October 4, 2001, as amended on January 17, 2002 and April 30, 2002

A. All references in the Prospectus that we will not purchase or accept contributions of an interest in a mortgage loan which is in default are deleted and such is hereby amended as follows:

      I. Under the heading "Subscription Agreements" on page 26 of the Prospectus, the second sentence of the third paragraph is amended to read as follows:

            Contributed loans must satisfy our lending guidelines.

      II. Under the heading "#8. Loan Participations" on page 29 of the Prospectus, the first sentence is amended to read as follows:

            We may purchase fractional interest in a mortgage loan (sometimes referred to as a loan participation), so long as such loan meets our lending guidelines.

      III. Under the heading "#9. Pre-Existing Loans" on page 29 of the Prospectus, the second sentence is amended to read as follows:

            Any such loan must satisfy our lending guidelines.

      IV. Under the heading "#10. Contributions of Loans" on page 29 of the Prospectus, the second sentence is amended to read as follows:

            Any such loans that are contributed to us shall satisfy our lending guidelines.

      V. Under the heading "Capital Contributions" on page 54 of the Prospectus, the second sentence of the second paragraph is amended to read as follows:

            Any such loans that are contributed to Global Express Fund shall satisfy our lending guidelines.

B. All references in the prospectus with respect to the purchase of units in multiples of $1,000 is hereby amended to add the following:

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      I.    Under footnote (1) on the cover page of the Prospectus, the second sentence is amended to read as follows:

            Investors who purchase units in cash may only do so in multiples of $1,000. Units may be purchased other than with cash, such as by the rollover of an Individual Retirement Account or the contribution of entire or fractional interests in pre-existing mortgage loans, in varied amounts.

      II. Under the heading "Minimum Purchase Amount" on page 21 of the Prospectus, the second sentence is amended to read as follows:

            Our manager may accept subscriptions in excess of $2,000, provided that units purchased in cash must be in increments of $1,000 only. Units may be purchased other than with cash, such as by the rollover of an Individual Retirement Account or the contribution of entire or fractional interests in pre-existing mortgage loans, in varied amounts.

      III. Under the heading "Terms of the Offering" on page 24 of the Prospectus, the second sentence is amended to read as follows:

            The initial minimum subscriptions we will accept is $2,000. Units purchased in cash will be issued in higher denominations in multiples of $1,000 only. Units may be purchased other than with cash, such as by the rollover of an Individual Retirement Account or the contribution of entire or fractional interests in pre-existing mortgage loans, in varied amounts.

      IV. Under the heading "Capital Contribution" on page 54 of the Prospectus, the first sentence of the first paragraph is amended to read as follows:

            Units representing ownership interest in Global Express Fund may be purchased for cash in multiples $1,000 only, and no person's initial investment may be less than $2,000 or $5,000 in the State of Nevada. Units may be purchased other than with cash, such as by the rollover of an Individual Retirement Account or the contribution of entire or fractional interests in pre-existing mortgage loans, in varied amounts.

      C. Under the heading "Summary of Operating Agreement" commencing on page 53 of the Prospectus, a new section entitled "Distribution Reinvestment Plan" is added as follows:

      You can elect to participate in our distribution reinvestment plan by so indicating in your completed subscription agreement, or you can later elect to become a participant. We will treat you as a distribution reinvestment plan participant on the date we actually receive your initial investment if you indicate in your subscription agreement that you want to participate in the plan. You may also make an election or revoke a previous election at any time by sending us written notice. Units


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

purchased under the plan will be credited to your capital account as of the first day of the month following the month in which the reinvested distribution was made. If you notify us prior to ten days before the end of any given month, you will be removed from the reinvestment plan during that month and any distribution you receive that month will be paid in cash. If you notify us within ten days of the end of the month, you will need to wait a month to receive cash instead of units.

      Your continued participation in the plan depends on whether you meet our investor suitability standards. While you are a participant, you may reinvest fractionalized distributions and for each $1,000.00 in distributions you reinvest, you will acquire one unit. Our manager may terminate or reinstate, as applicable, the distribution reinvestment plan at any time. Our manager will not earn any fees when you reinvest net proceeds.

      If you choose to reinvest your distributions in units, we will send you a monthly report after each time you receive units describing the distributions you received, the number of units you purchased, the purchase price per unit, and the total number of units accumulated. We will also send to you semi-annually a certificate representing the aggregate number of units held by you. In addition, we will send you tax information for income earned on units under the reinvestment plan for the calendar year when you receive annual tax information from us.

      No reinvestment participant shall have the right to draw checks or drafts against his or her distribution reinvestment account. Distributions of interest received will be paid monthly by cash or as reinvested distributions.

      Units you acquire through the distribution reinvestment plan carry the same rights as the units you acquired through your original investment.

      We may amend or end the distribution reinvestment plan for any reason at any time by mailing a notice to you at your last address of record at least 30 days before the effective date of our action. Our manager specifically reserves the right to suspend or end the distribution reinvestment plan if:

            o our manager determines that the distribution reinvestment plan impairs our capital or operations;

            o our manager determines that an emergency makes continuing the plan unreasonable;

            o any governmental or regulatory agency with jurisdiction over us requires us to do so;

            o in the opinion of our counsel, the distribution reinvestment plan is no longer permitted by federal or state law;


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

            o     if transactions involving units within the previous twelve
                  (12) months would result in our being considered terminated under Section 708 of the Internal Revenue Code; or

            o our manager determines that allowing any further reinvestments would create a material risk that we would be treated as a "publicly traded partnership" within the meaning of Section 7704 of the Internal Revenue Code.

D. Under the heading "Federal Income Tax Consequences" commencing on page 47 of the Prospectus, a new section entitled "Distributions and Deemed Distributions" is added as follows:

      Distributions to you from us may take the form of either actual cash distributions or so-called "deemed distributions." A deemed distribution is treated as a cash distribution and can result from your decision to participate in our distribution reinvestment plan. If you elect to participate in our distribution reinvestment plan under the terms of our Operating Agreement, you will be deemed to have received a distribution of your share of net income and to have recontributed the same amount to Global Express Fund. If you elect to participate in our distribution reinvestment plan, you will be taxed on your share of our taxable income even though you will not receive any cash distributions.

      Our Operating Agreement also provides that a deemed distribution and an equivalent recontribution will result if we reinvest our net proceeds from any capital transactions in new mortgage loans. Capital transactions include payments of principal, foreclosures and prepayments of mortgages, or any other disposition of a mortgage or property. For this purpose, a disposition of a mortgage is deemed to occur if "significant modifications" to the mortgage are made within the meaning of Section 1001 of the Internal Revenue Code and the regulations thereunder.

      Distributions to you, including deemed distributions, will not generate taxable income to you unless and to the extent the amount of any such distribution exceeds your basis in your units. We do not anticipate that you will recognize any taxable income as a result of any deemed distributions resulting from your election to participate in our distribution reinvestment plan or from our decision to reinvest net proceeds from any capital transactions (including significant modifications of any existing mortgage).


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

E. The Amended and Restated Operating Agreement of Global Express Capital Real Estate Investment Fund I, LLC attached to the Prospectus as Exhibit B is hereby amended to include the following new Article entitled "Distribution Reinvestment Plan" and further amended to include any new provisions and/or definitions in connection with this new Article:

      Members' Reinvested Distributions. A Member may elect to participate in the Company's Distribution Reinvestment Plan (the "Plan") at the time of his purchase of Units, by electing to do so in the Subscription Agreement executed by the Member. The Member's participation in the Plan commences after the Company has accepted the Member's Subscription Agreement. Subsequently, a Member may revoke any previous election or make a new election to participate in the Plan by sending written notice to the Company. The notice shall be effective for the month in which the notice is received, if received at least ten (10) days before the end of the calendar month. Otherwise the notice is effective the following month. The Company will not reinvest proceeds from a capital transaction unless the Company has sufficient funds to pay any state or federal income tax due to the disposition or refinancing of mortgages.

      Purchase of Additional Units. Under the Plan, participating Members use distributions to purchase additional Units at one thousand dollars ($1,000.00) per Unit. Members may reinvest fractionalized distributions under the Plan and for each $1,000.00 in distributions reinvested, such Member will acquire one Unit. The Manager will credit Units purchased under the Plan to the Member's Capital Account as of the first day of the month following the month in which the Reinvested Distribution is made. If a Member revokes a previous election to participate in the Plan, subsequent to the month in which the Company receives the revocation notice, the Company shall make distributions in cash to the Member instead of reinvesting the distributions in additional Units.

      Statement of Account. Within ten (10) days after the end of each month in which the Reinvested Distributions have been credited to Members participating in the Plan, the Manager will mail to participating Members a statement of account describing the Reinvested Distributions received, the number of incremental Units purchased, the purchase price per Unit (if other than one thousand dollars ($1,000.00) per Unit), and the total number of Units held by the Member.

      Unit Certificate. The Manager shall mail to each Member participating in the Plan semi-annually a certificate evidencing the aggregate number of Units held by the Member.

      Continued Suitability Requirements. Each Member who is a participant in the Plan must continue to meet the investor suitability standards described in the Subscription Agreement and prospectus (subject to minimum requirements of applicable securities laws) to continue to participate in reinvestments. It is the responsibility of each Member to notify the Manager promptly if he no longer meets the suitability standards set forth in the prospectus for a purchase of Units in the offering. The Members acknowledge that the Company is relying on this notice in issuing the Units, and each Member shall indemnify the Company if he fails to so notify the Company and the Company suffers any damages, losses or expenses, or any action or proceeding is brought against the Company due to the issuance of Units to the Member.

      Changes or Termination of the Plan. The terms and conditions of the Plan may be amended, supplemented, suspended or terminated for any reason by the Manager at any time by mailing notice thereof at least thirty (30) days before the effective date of the action to each participating Member at his last address of record.


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

F. The Subscription Agreement and Power of Attorney of Global Express Capital Real Estate Investment Fund I, LLC attached to the Prospectus as Exhibit C is hereby amended to include the following:

      I.    A new provision entitled "Reinvestment of Distributions" as follows:

            Global Express Fund maintains a Distribution Reinvestment Plan (the "Plan") under which distributions of income of Global Express Fund may be reinvested for the purchase of additional Units rather than being received in cash. See Prospectus, under "Summary of Operating Agreement--Distribution Reinvestment Plan." So long as the undersigned investor meets the suitability standards established by Global Express Fund and by the securities law administrator of the state in which the undersigned investor is domiciled, and subject to possible suspension or termination of the Plan by the Manager of Global Express Fund, as set forth in the Operating Agreement, the undersigned investor will continue to participate in the Plan. The undersigned investor may change his election at any time by written notice to Global Express Fund. Please choose one or the other of the two options by a check mark in the appropriate blank. If you check neither blank, you will be considered to have elected to receive your distributions in cash (Option B).

            PLEASE PLACE YOUR INITIALS NEXT TO THE APPROPRIATE ITEM:

            ____ ____ A. The undersigned investor elects to participate in the Plan and receive additional Units rather than cash as distributions of net income from Global Express Fund.

            ____ ____ B. The undersigned investor elects not to participate in the Plan and to receive distributions of net income in cash from Global Express Fund.

      II. Under the heading "4. Payment of Subscription Price" on page C-3 of the Prospectus, the following is added:

            At the discretion of the Manager of Global Express Fund, you may contribute entire or fractional interest in pre-exiting mortgage loans in exchange for Units, provided that any such loan satisfies the mortgage lending guidelines of Global Express Fund. The number of Units you shall receive in exchange for such a contribution shall be equal to the then outstanding principal balance of such loan, together with any accrued but unpaid interest, or a proportionate share of such loan balance with respect to the contribution of a fractional loan interest.

      III. Under the heading "4. INVESTMENT" on page C-11 of the Prospectus, the second sentence is hereby amended to read as follows:


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            Minimum subscription is $2,000 ($5,000 in the State of Nevada).
Additional investments in cash must be made be in increments of $1,000 only, however, Units purchased other than with cash may be made in varied amounts.

DATED: June 20, 2002


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